UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41663

Chanson International Holding

No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Yuchen Liu

On November 27, 2023, Mr. Yuchen Liu (“Mr. Liu”) notified Chanson International Holding (the “Company”) of his resignation as a director of the Company, effective November 27, 2023. Mr. Liu has advised that his resignation was due to personal reasons and not as a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Jin Wang as Director

To fill in the vacancy created by the resignation of Mr. Liu, on November 27, 2023, the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company recommended, and the Board appointed, Mr. Jin Wang (“Mr. Wang”) to serve as a director of the Company, effective November 27, 2023.

Mr. Wang, age 43, served as the Financial Manager at JunYe Investment Company from January 2019 to December 2022 and his major responsibilities included financial policy making and human resources management. Mr. Wang served as the Compliance Manager at Xiangcai Securities Co., Ltd. from January 2015 to December 2018, where he supervised industry compliance matters. He received his Bachelor of Arts degree in Literature from Xiangtan University in 2002.

There are no family relationships between Mr. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Wang and any other person pursuant to which he was appointed as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: December 1, 2023	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer

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